SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 07, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
Held on November 6, 2007, at 3:00 p.m.

(Drawn up in summary format, as per authorization set forth in paragraph 1 of article 130 of Law 6,404/76)

Date, time and place:
On November 6, 2007, at 3:00 p.m., at the Company’s headquarters, located in the City of Brasília - DF, SIA SUL – ASP, Lote D, Bloco B.

Call and Publications:
Call notice published, under the terms of article 124 of Law 6,404/76, in the newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União”, in the editions of October 03, 04 and 05, 2007.

Attendance:
Shareholders representing over ninety-nine percent (99%) of the voting capital stock, as per records and signatures on the Shareholders’ Attendance Book; representing the Company Mr. Paulo Narcélio Simões Amaral and the Fiscal Council Chairman Mr. José Arthur Escodro.

Presiding Board:
Once the legal quorum was confirmed, and under the terms of article 17 of the Company’s Bylaws, the meeting was established and Messrs. Filipe Laudo de Camargo and Alexandre Costa Rangel were elected to preside over the meeting and act as secretary, respectively.

Agenda:
1. Approve the Company’s Stock Option Plan, in conformance with the Management’s proposal, in replacement of the plan approved at the Extraordinary Shareholders' Meeting held on April 28, 2000.

Resolutions:
As per the President’s proposal, the shareholders attending the meeting resolved, by unanimous vote, that the minutes in connection with this Extraordinary Shareholders’ General Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimous vote, the reading of the matters included in the day’s agenda was exempted.

Subsequently, the President registered the receipt of the following documents: Minutes of Invitel S.A.’s Extraordinary Shareholders’ General Meeting, Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting and Minutes of Brasil Telecom Participações S.A.’s Board of Directors Meeting, the first two held on October 22 2007 and the last on October 23 2007, which are filed at the Company’s headquarters (Docs. 01 to 03), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76.

As for the only subject in the agenda, the shareholders attending the meeting decided to approve, by the majority of votes, the Company's Stock Option Plan, in conformance with the Management’s proposal, in replacement of the plan approved at the Extraordinary Shareholders' Meeting held on April 28 2000 (Doc. 04). Shareholders BT Pension Scheme e Royal Mail Pension Plan, presented a voting statement (Doc. 05).

In order to safeguard the acquired rights, it is hereby certified that the terms and provisions of Brasil Telecom S.A.’s stock option agreements, regularly entered into up to the present date under the Company’s Stock Option Plan, approved at the Extraordinary Shareholders' Meeting on April 28, 2000, remain in force.

Closing:
Nothing more to be discussed, the meeting was adjourned for the drawing of these minutes, which, having been read and found in compliance, were approved by all attending shareholders, constituting a sufficient quorum for approval of the resolutions above.

Brasília, November 6, 2007.

Filipe Laudo de Camargo	Alexandre Costa Rangel
President	Secretary

BRASIL TELECOM S.A.
PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) no. 76.535.764/0001 -43
Company Registry ID (NIRE) 53.3.0000622 -9

STOCK OPTION PLAN

CONTENT

1. STOCK OPTION PLAN
  1.1 Purpose of the Plan
  1.2 Eligible Beneficiaries
  1.3 Plan Management

2. CREATION OF SPECIFIC PROGRAMS

3. GRANTING OF PERFORMANCE UNITS (UP) OPTIONS
   3.1 Granting Agreements
   3.2 UP Composition
   3.3 Granting Limit

4. GENERAL PLAN CONDITIONS
   4.1 Rules for Withdrawal
   4.2 Other General Conditions
   4.3 Omitted Cases

5. PLAN TERM

1. STOCK OPTION PLAN

  1.1 Purpose of the Plan

The purpose of the plan is to grant the participants therein, under certain conditions, the opportunity to acquire or subscribe in the future, at a pre-established price, shares pertaining to a basket of shares (Performance Unit – UP), whose composition shall comply with the provisions in Clause 3.2 below with a view to:

A) Stimulate the expansion, success and attainment of the Company’s corporate goals and of the interest of shareholders.

B) Align the interest of the Company’s key executives with the interest of shareholders and promote value addition.

C) Share risks and profits among shareholders and executive managers.

D) Attract, retain and incentive key executives.

1.2 Eligible Beneficiaries

The Board of Directors may elect, as participants in the plan, managers and employees of Brasil Telecom S.A. (“Company”) and its direct or indirect subsidiaries (included in the Company’s concept for the purposes of this plan).

1.3 Plan Management

The plan shall be managed by the Company’s Board of Directors, which shall have full powers and may also delegate these duties to the remuneration committee, composed of up to three members of the Board. Provided that the guidelines determined herein by the General meeting are complied with, it shall be incumbent upon the Board of Directors or upon the remuneration committee to regulate and take all necessary and adequate measures to manage the plan, as follows:

A) The creation of specific UP option granting programs.

B) The definition of the eligible participants in each program created.

C) The definition of the general granting conditions, exercise price of the option and other conditions of the UP granting program, as well as changes in these conditions, whenever necessary, in order to ensure compliance with the goals previously established by the plan.

D) Determination of the amount of UPs to be granted to each participant, in compliance with the general granting limits approved hereby.

E) To resolve on the omitted cases and solve eventual doubts regarding the interpretation of each program created.

F) The Board of Directors may not change the provisions related to the habilitation to participate in the program created and no change or extinction of program shall, without the beneficiary’s consent, change or harm any rights or obligations of any agreement in force.

2. CREATION OF SPECIFIC PROGRAMS

Periodically, the Board of Directors or the remuneration committee shall create UPs option granting programs that shall have specific conditions regarding participants, amount of granted UPs, UP composition, option exercise price and other conditions.

3. GRANTING OF PERFORMANCE UNITS (UP) OPTIONS

3.1 Granting Agreement

The granting of UP options pursuant to each program created is held upon execution of an agreement that shall define: the amount of granted UPs, the conditions for the acquisition of the exercise right, grace period, final term for exercising the UPs, as well as the option exercise price and other conditions. The option shall only be exercise in full in relation to each lot or sub-lot, pursuant to each program, during the term and period established to do so.

The participation agreements in each program shall be individual. The Board of Directors or the remuneration committee may, at their own discretion, establish different conditions for each program or agreement, without the need to apply any rule of isonomy of treatment among participants.

3.2 UP Composition

The UP shall be composed of a basket of common and/or preferred shares issued by the Company and/or by Brasil Telecom Participações S.A., preferably acquired in the market or, as the case may be, subscribed, depending on the resolution by the Company’s Board of Directors in compliance with the applicable laws.

The weight of each type and/or class of shares used shall be established by the Board of Directors in accordance with the purposes of the plan. The opportunity of gain in each program shall result proportionally from the opportunity of gain of the shares composing the basket.

3.3 Concession Limit

The amount corresponding to the number of UPs granted in the various programs created shall not exceed, at any time during the validity of the plan, the equivalent to ten percent (10%) of the equity value of the shares of each type of share composing the Company’s capital.

4. GENERAL PLAN CONDITIONS

The general conditions established below shall be followed by the programs created and subordinated hereto:

4.1 Withdrawal Rules

A) Withdrawal due to resignation on the manager’s own will or resignation request by an employee:

(i) The rights already exercisable pursuant to the agreement of each program shall be exercised at the moment of the withdrawal, as per the rules of each program.

(ii) The rights not yet exercisable at the date of the withdrawal, as per each program, shall be immediately extinct.

B) Withdrawal due to Company’s will as a result of internal reorganization and consequent redundancy of position:

(i) The rights already exercisable pursuant to the agreement of each program shall be exercised at the moment of the withdrawal, as per the rules of each program.

(ii) Rights not yet exercisable as of the withdrawal date related to UPs lots which will become exercisable within 12 months from the withdrawal date, as per each program agreement, may be exercised pro rata temporis as of the withdrawal date.

(iii) Other rights not yet exercisable as of the withdrawal date, as per each program agreement, shall be immediately extinct.

C) Withdrawal due to Company’s will by means of termination with cause as provided for by law:

(i) All rights exercisable or not yet exercisable as of the withdrawal date, as per each program agreement, shall be immediately extinct.

D) Withdrawal from the Company due to decease, retirement or permanent disability of the participant:

(i) The Board of Directors shall determine the portion of UPs and under which conditions the options may be exercised at the moment of the withdrawal.

E) Withdrawal due to Company’s will, other than the abovementioned cases:

(i) The rights already exercisable pursuant to the agreement of each program shall be exercised at the moment of the withdrawal, as per the rules of each program.

(ii) The rights not yet exercisable as of the withdrawal date, pursuant to the agreement of each program, may be exercised, fully or partially, or shall be immediately extinct, as per the rules of the specific program and the respective agreement.

F) The Board of Directors shall include in certain programs special withdrawal conditions, including hypothesis of changes in the Company’s direct or indirect control, involving advanced maturity of grace periods, among other special conditions, as determined in the program and the respective agreement.

G) Should the amount of shares purpose of the UPs be increased in reduced or the shares be exchanged for different types or classes, as a result of share bonuses, reverse-split or share split, the amount of shares in relation to which the options have been granted and not yet exercised shall be duly adjusted. Any adjustment to the options shall be made without changing the total purchase amount applicable to the portion of the option not yet exercised, but with adjustment corresponding to the price per share or any share unit included in the option.

H) The Board of Directors shall determine the rules applicable to the cases of winding up, transformation, incorporation, merger, spin-off or reorganization of the Company.

I) The rights and obligations deriving from the plan and from the option agreement shall not be granted or transferred, in full or partially, by any of the parties, nor given as guarantee of obligation, without previous written consent by the other party.

4.2 Other General Conditions

A) The granting of UPs pursuant to the plan does not prevent the Company from getting involved in corporate reorganization operations. In that case, the Board of Directors shall, at its own discretion, determine:

(i) The substitution of the shares that guarantee the UPs by shares of the successor company, maintaining the principle of equity in the conversion rule.

(ii) The extinction of the program and the settlement of the rights exercisable, or not, in shares and or in cash.

B) Each participant shall subscribe expressly to the terms of the plan as well to the terms of each program under which they are granted UPs.

C) No provision of the plan shall grant any participant the right to remain as manager or employee of the Company, nor shall it interfere in the Company’s right to terminate the respective work agreement.

D) The UP shall be deemed as extinct in the following cases:

(i) Full exercise of the options pursuant to the plan.

(ii) Maturity of the exercise term.

(iii) Withdrawal of the participant from the Company, pursuant to the rules of the plan and of the specific programs.

(iv) Full exercise pursuant to the special conditions set forth in the plan and in the specific programs.

E) Pursuant to article 171, paragraph 3, of Law 6,404/76, shareholders shall not have preemptive rights over the subscription and/or acquisition of underlying shares of the UPs.

F) The specific rules for each program shall establish the conditions for payment of the option exercise price, including whether the payment shall be made in cash or forward contract and its conditions. It may also determine the granting of short-term loans to the beneficiary in order for him/her to exercise his/her right, as well as establish the mechanism of repurchase by the Company.

4.3 Omitted Cases

The cases omitted from the plan shall be regulated by the Board of Directors.

5. PLAN TERM OF VALIDITY

This plan shall take force as of the date of its approval by the General Meeting and shall have validity until the options granted in each program created pursuant to the rules of the plan and of the respective contracts executed are exercised.

The plan may be declared extinct by the General Meeting at any time. However, the extinction of the plan shall not affect the validity of the options still in force granted pursuant to the plan.

Periodically, the Board of Directors or the remuneration committee may create other programs provided that:

A) The creation date of the program is not longer than 10 years after the plan’s approval date.

B) The UPs granting limit defined for the plan herein has not been reached.

C) The plan is still in force.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.